Exhibit 99.1

PRECISION DRILLING CORPORATION

First Quarter Report for the three months ended March 31, 2026 and 2025

This report contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this report. This report contains references to certain Financial Measures and Ratios, including Adjusted EBITDA (earnings before income taxes, (gain) loss on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization), Net Capital Spending, Working Capital and Total Long-Term Financial Liabilities. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) Accounting Standards and may not be comparable to similar measures used by other companies. See “Financial Measures and Ratios” later in this report.

Precision Drilling Corporation ("Precision" or the "Company") (TSX:PD; NYSE:PDS) announces its 2026 first quarter results, reflecting higher utilization in both Canadian and U.S. drilling and well service operations year over year.

Financial Highlights

•	Revenue of $526 million was 6% higher than $496 million reported in the first quarter of 2025, due to higher activity in both the U.S. and Canada, which more than offset lower results internationally.
•	Adjusted EBITDA(1) was $124 million, including $19 million of share-based compensation expense as our share price appreciated 39% in the quarter. In 2025, our Adjusted EBITDA was $137 million and included $3 million of restructuring costs and $3 million of share-based compensation expense.
•	Net earnings attributable to shareholders in the first quarter was $17 million compared with $35 million in 2025. Our lower net earnings in 2026 was due to higher share-based compensation expense and increased depreciation expense from the change in useful life estimates.
•	Cash provided by operations during the quarter was $63 million, allowing the Company to repurchase $4 million of common shares and reduce debt by $25 million.
•	Capital expenditures in the first quarter of 2026 were $65 million compared to $60 million in 2025. Precision has revised its 2026 capital budget to $265 million from $245 million, driven by two contracted Canadian Super Triple drilling rig upgrades and higher expected activity in Canada and the U.S.

Operational Highlights

•	Canada averaged 79 active rigs compared to 74 active rigs in the first quarter of 2025, outpacing Canadian industry activity that declined 7%(2).
•	Canadian revenue per utilization day decreased to $35,021 from $35,601, primarily due to rig mix, as we had proportionately fewer active Super Triples.
•	U.S. averaged 37 active rigs in the first quarter of 2026 versus 30 in 2025. Precision's first quarter 2026 U.S. rig utilization days increased 24% while industry activity declined 7%(2).
•	U.S. revenue per utilization day increased to US$33,715 from US$33,157 in the same period last year. Excluding revenue from turnkey projects and idle but contracted rigs, revenue per utilization day in the first quarter of 2026 of US$31,865 was comparable to US$31,894 in 2025.
•	Continued deploying Alpha™ digital technologies to unlock performance improvements through automation, data analytics and real-time optimization, delivering record drilling results for our Canadian and U.S. customers.
•	Internationally, we had seven rigs under contract versus eight in the first quarter of 2025. Revenue per utilization day was US$51,596 from US$49,419 in 2025, driven by higher mobilization revenue.
•	Canadian well service rig operating hours increased 4% versus the same quarter in 2025.

(1)	See "FINANCIAL MEASURES AND RATIOS."
(2)	See "SEGMENT REVIEW OF CONTRACT DRILLING SERVICES."

SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights

	For the three months ended March 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2026	2025	% Change
Revenue	526,051	496,331	6.0
Adjusted EBITDA(1)	123,947	137,497	(9.9)
Net earnings	17,845	34,947	(48.9)
Net earnings attributable to shareholders	17,376	34,511	(49.7)
Cash provided by operations	63,154	63,419	(0.4)

Cash used in investing activities	74,702	57,202	30.6
Capital spending by spend category(1)
Expansion and upgrade	30,274	19,546	54.9
Maintenance and infrastructure	34,726	40,419	(14.1)
Proceeds on sale	(2,287)	(3,765)	(39.3)
Net capital spending(1)	62,713	56,200	11.6

Net earnings attributable to shareholders per share:
Basic	1.34	2.52	(46.8)
Diluted	1.34	2.20	(39.1)
Weighted average shares outstanding:
Basic	12,932	13,683	(5.5)
Diluted	12,941	14,287	(9.4)

(1)	See "FINANCIAL MEASURES AND RATIOS."

Operating Highlights

	For the three months ended March 31,
	2026	2025	% Change
Contract drilling rig fleet	184	215	(14.4)
Drilling rig utilization days:
Canada	7,116	6,680	6.5
U.S.	3,332	2,691	23.8
International	611	720	(15.1)
Revenue per utilization day:
Canada (Cdn$)	35,021	35,601	(1.6)
U.S. (US$)	33,715	33,157	1.7
International (US$)	51,596	49,419	4.4
Operating costs per utilization day:
Canada (Cdn$)	20,739	20,821	(0.4)
U.S. (US$)	24,424	23,568	3.6

Service rig fleet(1)	145	143	1.4
Service rig operating hours(1)	68,219	65,635	3.9
(1)	The service rig fleet and service rig operating hours exclude our U.S. operations that we wound down in the second quarter of 2025.

Drilling Activity

	Average for the quarter ended 2025				Average for the quarter ended 2026
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31
Average Precision active rig count(1):
Canada	74	50	63	66	79
U.S.	30	33	36	37	37
International	8	7	7	7	7
Total	112	90	106	110	123
(1)	Average number of drilling rigs working or moving.

Financial Position

(Stated in thousands of Canadian dollars, except ratios)	March 31, 2026	December 31, 2025
Working capital(1)	208,099	186,815
Cash	41,462	85,781
Long-term debt	663,859	679,291
Total long-term financial liabilities(1)	728,252	746,944
Total assets	2,748,154	2,726,690
Long-term debt to long-term debt plus equity ratio(1)	0.29	0.30
(1)	See "FINANCIAL MEASURES AND RATIOS."

Summary for the three months ended March 31, 2026:

•	Revenue in the first quarter was $526 million, $30 million higher than in 2025 as U.S. and Canadian revenue increased by $24 million and $13 million, respectively, due to higher drilling activity, while partially offset by lower international drilling activity.

•	Adjusted EBITDA decreased 10% to $124 million from $137 million in the first quarter of 2025. The decrease was primarily due to higher share-based compensation expense of $19 million compared with $3 million in the same period last year, as well as increased rig reactivation costs. For additional information on share-based compensation, please refer to "Other Items" later in this report.

•	Net earnings attributable to shareholders was $17 million or $1.34 per share compared to $35 million or $2.52 per share for the same period last year. The decrease was due to higher share-based compensation expense, as our share price appreciated 39% in the quarter, and increased depreciation expense from the change in useful life estimates.

•	Cash provided by operations was $63 million and the Company repurchased 36,874 shares for $4 million and reduced long-term debt by $25 million. Precision ended the quarter with $41 million of cash and more than $430 million in available liquidity.

•	In Canada, our operating margin(2) was $14,282 compared to $14,780 in the same period last year. The decrease was primarily due to rig mix, as we had proportionately fewer active Super Triples.

•	In the U.S., our operating margin was US$9,291 compared to US$9,589 in 2025. Excluding the impact of turnkey projects and idle but contracted rig revenue of negative US$4 in 2026 and US$1,229 in 2025, our operating margin was US$9,287 in 2026 compared to US$8,360 in 2025. The increase was primarily due to fixed costs being spread over more activity days.

•	Internationally, we had revenue per utilization per day of US$51,596 compared to US$49,419 in the same period last year. The increase of 4% was primarily due to higher mobilization revenue. We realized revenue of US$32 million in the first quarter of 2026 compared to US$36 million in 2025 as higher revenue per utilization day was more than offset by lower activity following the expiration of a drilling contract in Kuwait.

•	Completion and Production Services revenue was $80 million, consistent with the first quarter of 2025. Adjusted EBITDA was $18 million, representing 22%(1) of revenue which is consistent with the first quarter of 2025.

•	General and administrative expenses were $42 million versus $30 million in the first quarter of 2025, with the increase primarily due to higher share-based compensation expense.

•	Capital expenditures were $65 million compared to $60 million in the first quarter of 2025 and included $35 million for the maintenance of existing assets, infrastructure, and intangible assets and $30 million for upgrades(1).

(1)	See "FINANCIAL MEASURES AND RATIOS."
(2)	Defined as revenue per utilization day less operating costs per utilization day.

STRATEGY

Precision’s vision is to be globally recognized as the High Performance, High Value provider of land drilling services. We work toward this vision by defining and measuring our results against strategic priorities that we establish at the beginning of every year.

Precision’s 2026 strategic priorities and the progress made during the first quarter are summarized below.

1.	Drive revenue growth and deepen customer relationships through contracted upgrades, continuous operational excellence, and by leveraging our performance-driven technology as a key competitive differentiator.

•	Grew rig utilization in both Canada and the U.S. even though industry activity declined in each region.

•	Maintained strong pricing in Canada and the U.S. compared to the previous quarter and the first quarter of 2025.

•	Deployed $30 million in targeted fleet upgrades to meet evolving customer requirements and deliver efficient, high-performance drilling outcomes.

2.	Maximize free cash flow through strategic capital deployment and sustained cost discipline.

•	Generated cash from operations of $63 million, allowing Precision to reduce debt and buy back shares.

•	Recorded resilient operating margins in Canada and the U.S. compared to the previous quarter and the first quarter of 2025.

3.	Enhance shareholder returns by reducing debt by $100 million in 2026 and allocating up to 50% of free cash flow, before debt repayments, directly to shareholders.

•	Reduced debt by $25 million and continue to target a sustained Net Debt to Adjusted EBITDA ratio(1) of below 1.0 times.

•	Returned $4 million to shareholders by repurchasing 36,874 shares during the quarter.

•	Well positioned to meet our long-term debt reduction target of $700 million between 2022 and 2027. As of March 31, 2026, we have reduced our debt by $560 million since the beginning of 2022.

(1)	See "FINANCIAL MEASURES AND RATIOS."

OUTLOOK

Ongoing geopolitical tensions in the Middle East have increased global supply risks, contributing to higher oil prices and a renewed focus on energy supply security. This environment continues to support steady upstream investment and near-term activity in politically stable jurisdictions. Customers continue to prioritize capital discipline and returns, resulting in measured but sustained drilling rather than reacting to short-term price movements. However, if the oil price outlook remains constructive, we expect activity levels to increase over the course of the year.

In Canada, demand for our Super Series rigs remains robust, driving one of our most active winter drilling seasons. Improving commodity prices for heavy oil and condensate, plus additional takeaway capacity for both oil and natural gas continue to support Canadian activity levels. As we move into spring break up with more pad-capable Super Triple and Super Single rigs and an improved oil price environment, we expect our second quarter activity to be well above the prior year's level.

In the U.S., the natural gas rig count increased approximately 20% in 2025 as customers became more constructive on LNG off-take and rising AI-related power demand. We capitalized on this trend by increasing activity in key natural gas basins such as the Haynesville and Marcellus, resulting in a 24% increase in U.S. drilling rig utilization days in the first quarter of 2026 compared with 2025. Oil directed drilling activity remained subdued through 2025 and into 2026; however, with a more favorable pricing environment, we are experiencing a notable increase in inquiries from both oil and natural gas customers regarding rig availability and expect further rig additions and pricing increases in the second half of the year.

Internationally, despite minor disruptions and increased costs due to the tension in the Middle East, our crews are safely delivering results for our international customers. We have seven active rigs, including four in Kuwait and three in the Kingdom of Saudi Arabia. These rigs are under five-year term contracts that extend into 2027 and 2028. We currently expect seven active rigs for the remainder of the year. We continue to seek opportunities for our two idle international rigs.

As the premier well service provider in Canada, the long-term outlook for this business is positive, driven by increased takeaway capacity from the Trans Mountain pipeline expansion and LNG Canada, and our High Performance, High Value service offering. We expect customer demand and pricing to remain strong in the foreseeable future, assuming no significant change in market conditions.

Overall, our outlook for the remainder of the year is optimistic, with potential upside driven by sustained higher oil prices amid ongoing geopolitical tensions in the Middle East. In Canada, we expect second quarter operating margins to average between $12,000 and $13,000 per utilization day, driven by a higher proportion of Super Singles working through spring break up compared with the prior year. In the U.S., revenue per utilization day is expected to remain stable, while operating margins are anticipated to range between US$7,500 and US$8,500 per utilization day due to additional rig reactivation expenses.

Contracts

The following chart outlines the average number of drilling rigs under term contract by quarter as of April 29, 2026. For the quarter ending after March 31, 2026, this chart represents the minimum number of term contracts from which we will earn revenue. We expect the actual number of contracted rigs to vary in future periods as we sign additional term contracts.

As at April 29, 2026	Average for the quarter ended 2025				Average	Average for the quarter ended 2026				Average
	Mar. 31	June 30	Sept. 30	Dec. 31	2025	Mar. 31	June 30	Sept. 30	Dec. 31	2026
Average rigs under term contract:
Canada	20	18	16	21	19	21	17	17	16	18
U.S.	16	16	17	17	17	15	14	11	5	11
International	8	7	7	7	7	7	7	7	7	7
Total	44	41	40	45	43	43	38	35	28	36

In Canada, because of the seasonal nature of well site access, term contracted rigs normally generate 250-300 utilization days per rig year. Accordingly, our anticipated Canadian rigs under term contract may fluctuate as customers complete their commitments earlier than projected. In most regions in the U.S. and internationally, term contracts normally generate 365 utilization days per year. In accordance with the seasonality of our business and varying levels of rig count, we generally experience builds of working capital in the first and third quarters and releases of working capital in the second and fourth quarters.

Capital Spending and Free Cash Flow Allocation

Capital spending in 2026 is expected to be $265 million, an increase of $20 million from our previously announced plan, driven by two contracted Canadian Super Triple drilling rig upgrades and higher expected activity in Canada and the U.S. Capital spending by spend category(1) is expected to include $168 million for maintenance, infrastructure, and intangibles, and $97 million for expansion and upgrades. We expect to spend $238 million in the Contract Drilling Services segment, $21 million in the Completion and Production Services segment and $6 million in the Corporate and Other segment. At March 31, 2026, Precision had capital commitments of $170 million with payments expected through 2028.

We remain committed to our debt reduction plans in 2026 and expect to reduce debt by $100 million, positioning us near our long-term target of reducing debt by $700 million between 2022 and 2027 and achieving a sustained Net Debt to Adjusted EBITDA ratio(1) of below 1.0 times. In 2026, we intend to allocate up to 50% of free cash flow before debt repayments to share repurchases.

(1)	See "FINANCIAL MEASURES AND RATIOS."

Commodity Prices

First quarter average West Texas Intermediate and Western Canadian select oil prices remained largely consistent with the same period in 2025, while the average Henry Hub natural gas price decreased by 10% and AECO decreased by 6%.

	For the three months ended March 31,		Year ended December 31,
	2026	2025	2025
Average oil and natural gas prices
Oil
West Texas Intermediate (per barrel) (US$)	71.93	71.42	64.81
Western Canadian Select (per barrel) (US$)	57.36	58.80	53.87
Natural gas
United States
Henry Hub (per MMBtu) (US$)	3.48	3.87	3.63
Canada
AECO (per MMBtu) (CDN$)	2.00	2.13	1.69

Source: Sproule Escalated Price Forecast as of March 31, 2026.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: Contract Drilling Services, which includes our drilling rigs, procurement and distribution of oilfield supplies, and the manufacture, sale and repair of drilling equipment; and Completion and Production Services, which includes our service rigs, oilfield equipment rental, and camp services.

	For the three months ended March 31,
(Stated in thousands of Canadian dollars)	2026	2025	% Change
Revenue
Contract Drilling Services	449,009	419,457	7.0
Completion and Production Services	79,931	79,330	0.8
Inter-segment eliminations	(2,889)	(2,456)	17.6
	526,051	496,331	6.0
Adjusted EBITDA:(1)
Contract Drilling Services	132,995	136,016	(2.2)
Completion and Production Services	17,612	17,546	0.4
Corporate and Other	(26,660)	(16,065)	66.0
	123,947	137,497	(9.9)
Depreciation and amortization	84,330	75,036	12.4
Gain on asset disposals	(1,713)	(2,872)	(40.4)
Foreign exchange	448	367	22.1
Finance charges	12,356	15,760	(21.6)
(Gain) loss on investments and other assets	1,467	(49)	(3,093.9)
Net earnings before income tax	27,059	49,255	(45.1)
Income taxes	9,214	14,308	(35.6)
Net earnings	17,845	34,947	(48.9)
Non-controlling interest	469	436	7.6
Net earnings attributable to shareholders	17,376	34,511	(49.7)
(1)	See "FINANCIAL MEASURES AND RATIOS."

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	For the three months ended March 31,
(Stated in thousands of Canadian dollars, except where noted)	2026	2025	% Change
Revenue	449,009	419,457	7.0
Expenses:
Operating	303,573	272,412	11.4
General and administrative	12,441	11,029	12.8
Adjusted EBITDA(1)	132,995	136,016	(2.2)
Adjusted EBITDA as a percentage of revenue(1)	29.6%	32.4%
(1)	See "FINANCIAL MEASURES AND RATIOS."

Canadian onshore drilling statistics:(1)	2026		2025
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	79	199	74	214

(1)	Canadian operations only.
(2)	Source: Baker Hughes rig counts.

United States onshore drilling statistics:(1)	2026		2025
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	37	530	30	572

(1)	United States lower 48 operations only.
(2)	Source: Baker Hughes rig counts.

Revenue from Contract Drilling Services was $449 million compared to $419 million in the first quarter of 2025, due to increased drilling rig activity in the U.S. and Canada, offset in part by lower international drilling activity. Precision's U.S. and Canadian drilling rig utilization days increased by 24% and 7%, respectively. Our international revenue decreased by 11% due to lower drilling activity following the expiration of a drilling contract in Kuwait, while partially offset by higher mobilization revenue.

Adjusted EBITDA was $133 million for the quarter and represented 30% of revenue compared to 32% in 2025. The percentage decrease was mainly driven by our international rig mix and higher international rig reactivation costs.

In Canada, 26% of our utilization days were generated from rigs under term contract in the first quarter of 2026 compared to 33% in 2025. In the U.S., 34% of utilization days were generated from rigs under term contract in the first quarter of 2026 compared to 55% in 2025.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	For the three months ended March 31,
(Stated in thousands of Canadian dollars, except where noted)	2026	2025	% Change
Revenue	79,931	79,330	0.8
Expenses:
Operating	59,675	59,112	1.0
General and administrative	2,644	2,672	(1.0)
Adjusted EBITDA(1)	17,612	17,546	0.4
Adjusted EBITDA as a percentage of revenue(1)	22.0%	22.1%
Well servicing statistics:
Number of service rigs (end of period)(2)	145	143	1.4
Service rig operating hours(2)	68,219	65,635	3.9
(1)	See "FINANCIAL MEASURES AND RATIOS."
(2)	The service rig fleet and service rig operating hours exclude our U.S. operations that we wound down in the second quarter of 2025.

Completion and Production Services revenue in the first quarter of 2026 was largely consistent with 2025. Adjusted EBITDA of $18 million was consistent with the same period in the prior year.

SEGMENT REVIEW OF CORPORATE AND OTHER

Our Corporate and Other segment provides support functions to our operating segments. The Corporate and Other segment had negative Adjusted EBITDA of $27 million for the first quarter versus a negative Adjusted EBITDA of $16 million in the same period last year primarily due to higher share-based compensation expense.

OTHER ITEMS

Share-based Incentive Compensation Plans

We have several cash and equity-settled share-based incentive plans for non-management directors, officers, and other eligible employees. Our accounting policies for each share-based incentive plan can be found in our 2025 Annual Report.

A summary of expense amounts under these plans during the reporting periods are as follows:

	For the three months ended March 31,
(Stated in thousands of Canadian dollars)	2026	2025
Cash settled share-based incentive plans	15,961	403
Equity settled share-based incentive plans	2,912	2,427
Total share-based incentive compensation plan expense	18,873	2,830

Allocated:
Operating	3,763	1,128
General and Administrative	15,110	1,702
	18,873	2,830

Our cash settled share-based compensation expense increased $16 million compared with 2025 due to our share price appreciating 39% during the first quarter of 2026.

During the first quarters of 2025 and 2026, we issued Executive Restricted Share Units (Executive RSUs) to certain senior executives that were aligned with our annual compensation framework. These issuances resulted in an equity-settled share-based compensation expense of $3 million for the quarter.

As of March 31, 2026, the majority of our share-based compensation plans were classified as cash-settled and will be impacted by changes in our share price. Although accounted for as cash-settled, Precision retains the ability to settle certain vested units in common shares at its discretion.

Depreciation

In 2025, we completed a detailed review of our drilling rig equipment and revised the estimated useful life of drill pipe as more complex drilling programs have reduced the useful life of this asset class. This revision resulted in additional depreciation expense of $11 million in the first quarter of 2026.

LIQUIDITY AND CAPITAL RESOURCES

The oilfield services business is inherently cyclical in nature. To manage this, we focus on maintaining a strong balance sheet in order to have the financial flexibility to manage our growth and cash flow regardless of where we are in the business cycle. We maintain a variable operating cost structure so we can be responsive to changes in demand.

Our maintenance capital expenditures are tightly governed and highly responsive to activity levels with additional cost savings leverage provided through our internal manufacturing and supply divisions. Term contracts on upgrade or expansion capital projects provide more certainty of future revenues and return on our capital investments.

Liquidity

Amount	Availability	Used for	Maturity
Senior Credit Facility (secured)
US$375 million (extendible, revolving term credit facility with US$375 million accordion feature)	US$80 million and $3 million drawn with US$51 million in outstanding letters of credit	General corporate purposes	October 31, 2028(1)
Operating facilities (secured)
$40 million	Undrawn, except $7 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short-term working capital requirements
Demand letter of credit facility (secured)
US$40 million	Undrawn, except US$31 million in outstanding letters of credit	Letters of credit
Unsecured senior notes (unsecured)
US$400 million – 6.875%	Fully drawn	Debt redemption and repurchases	January 15, 2029
(1)	US$43 million will expire on June 28, 2027.

In the first quarter of 2026, we reduced long-term debt by $25 million, by repaying Canadian dollar denominated borrowings under our Senior Credit Facility. As of March 31, 2026, we had a total of $671 million outstanding under our Senior Credit Facility and unsecured senior notes as compared with $687 million at December 31, 2025. The current blended cash interest cost of our debt is approximately 6.6%.

Senior Credit Facility

Our Senior Credit Facility requires that we comply with certain covenants including a leverage ratio of consolidated senior debt to consolidated Covenant EBITDA of less than 2.5:1. For purposes of calculating the leverage ratio, consolidated senior debt only includes secured indebtedness. The Senior Credit Facility limits the redemption and repurchase of junior debt subject to a pro forma senior net leverage covenant test of less than or equal to 1.75:1.

Unsecured Senior Notes

The unsecured senior notes require that we comply with certain restrictive and financial covenants, including an incurrence based consolidated interest coverage ratio test of consolidated cash flow, as defined in the senior note agreements, to consolidated interest expense of greater than 2.0:1 for the most recent four consecutive fiscal quarters. In the event our consolidated interest coverage ratio is less than 2.0:1 for the most recent four consecutive fiscal quarters, the unsecured senior notes restrict our ability to incur additional indebtedness.

Covenants

As at March 31, 2026, we were in compliance with the covenants of our Senior Credit Facility.

	Covenant	At March 31, 2026
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	<2.50	0.23
Consolidated covenant EBITDA to consolidated interest expense	>2.50	9.87
(1)	For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

Impact of foreign exchange rates

The following table summarizes the average and closing Canada-U.S. foreign exchanges rates.

	For the three months ended March 31,		At December 31,
	2026	2025	2025
Canada-U.S. foreign exchange rates
Average	1.37	1.44	—
Closing	1.39	1.44	1.37

Hedge of investments in foreign operations

We utilize foreign currency long-term debt to hedge our exposure to changes in the carrying value of our net investment in certain foreign operations as a result of changes in foreign exchange rates.

We have designated our U.S. dollar-denominated long-term debt as a net investment hedge in our U.S. operations and other foreign operations that have a U.S. dollar functional currency. To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis. We recognize the effective amount of this hedge (net of tax) in other comprehensive income. We recognize ineffective amounts (if any) in net earnings.

Shareholders Capital

	April 29, 2026	March 31, 2026	March 31, 2025
Shares outstanding	12,941,241	12,948,475	13,523,169
Deferred shares outstanding	9,737	9,737	6,118
Share options outstanding	—	—	11,262

QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of Canadian dollars, except per share amounts)	2025			2026
Quarters ended	June 30	September 30	December 31	March 31
Revenue	406,615	462,250	478,508	526,051
Adjusted EBITDA(1)	108,100	117,632	126,386	123,947
Net earnings (loss) attributable to shareholders	16,267	(6,761)	(42,175)	17,376
Net earnings (loss) attributable to shareholders per basic share	1.21	(0.51)	(3.23)	1.34
Net earnings (loss) attributable to shareholders per diluted share	1.07	(0.51)	(3.23)	1.34
Cash provided by operations	147,495	75,869	126,114	63,154

(Stated in thousands of Canadian dollars, except per share amounts)	2024			2025
Quarters ended	June 30	September 30	December 31	March 31
Revenue	429,214	477,155	468,171	496,331
Adjusted EBITDA(1)	115,121	142,425	120,526	137,497
Net earnings attributable to shareholders	20,701	39,183	14,795	34,511
Net earnings attributable to shareholders per basic share	1.44	2.77	1.06	2.52
Net earnings attributable to shareholders per diluted share	1.44	2.31	1.06	2.20
Cash provided by operations	174,075	79,674	162,791	63,419
(1)	See "FINANCIAL MEASURES AND RATIOS."

CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

Because of the nature of our business, we are required to make judgements and estimates in preparing our Condensed Consolidated Interim Financial Statements that could materially affect the amounts recognized. Our judgements and estimates are based on our past experiences and assumptions we believe are reasonable in the circumstances. The critical judgements and estimates used in preparing the Condensed Consolidated Interim Financial Statements are described in our 2025 Annual Report.

CHANGE IN ACCOUNTING POLICY

Effective January 1, 2026, Precision has prospectively adopted Amendments to the Classification and Measurement of Financial Instruments, as issued May 2024. The amendments relate to IFRS 7 Financial Instruments: Disclosures and IFRS 9 Financial Instruments. The amendments clarify the timing of recognition and derecognition of financial assets and liabilities. The amendments require opening balances of financial assets, financial liabilities, and retained earnings be adjusted to recognize the effect of the initial application if retrospective application is not selected. The initial application did not result in a material impact to the financial statements.

EVALUATION OF CONTROLS AND PROCEDURES

Based on their evaluation as at December 31, 2025, Precision’s Chief Executive Officer and Chief Financial Officer concluded that the Corporation’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), were effective to ensure that information required to be disclosed by the Corporation in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as of March 31, 2026, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three months ended March 31, 2026 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting. Management will continue to periodically evaluate the Corporation’s disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

FINANCIAL MEASURES AND RATIOS

Non-GAAP Financial Measures

We reference certain additional Non-Generally Accepted Accounting Principles (Non-GAAP) measures that are not defined terms under IFRS Accounting Standards to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA

We believe Adjusted EBITDA (earnings before income taxes, (gain) loss on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization), as reported in our Condensed Interim Consolidated Statements of Net Earnings and our reportable operating segment disclosures, is a useful measure because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

The most directly comparable financial measure is net earnings.

	For the three months ended March 31,
(Stated in thousands of Canadian dollars)	2026	2025
Adjusted EBITDA by segment:
Contract Drilling Services	132,995	136,016
Completion and Production Services	17,612	17,546
Corporate and Other	(26,660)	(16,065)
Adjusted EBITDA	123,947	137,497
Depreciation and amortization	84,330	75,036
Gain on asset disposals	(1,713)	(2,872)
Foreign exchange	448	367
Finance charges	12,356	15,760
(Gain) loss on investments and other assets	1,467	(49)
Income taxes	9,214	14,308
Net earnings	17,845	34,947
Non-controlling interest	469	436
Net earnings attributable to shareholders	17,376	34,511

Net Capital Spending

We believe net capital spending is a useful measure as it provides an indication of our primary investment activities.

The most directly comparable financial measure is cash provided by (used in) investing activities.

Net capital spending is calculated as follows:

	For the three months ended March 31,
(Stated in thousands of Canadian dollars)	2026	2025
Capital spending by spend category
Expansion and upgrade	30,274	19,546
Maintenance, infrastructure and intangibles	34,726	40,419
Capital expenditures	65,000	59,965
Proceeds on sale of property, plant and equipment	(2,287)	(3,765)
Net capital spending	62,713	56,200
Purchase of investments and other assets	698	11
Receipt of finance lease payments	(251)	(208)
Changes in non-cash working capital balances	11,542	1,199
Cash used in investing activities	74,702	57,202

Working Capital	We define working capital as current assets less current liabilities, as reported in our Condensed Interim Consolidated Statements of Financial Position. Working capital is calculated as follows:

	March 31,	December 31,
(Stated in thousands of Canadian dollars)	2026	2025
Current assets	505,033	486,915
Current liabilities	(296,934)	(300,100)
Working capital	208,099	186,815

Total Long-term Financial Liabilities

We define total long-term financial liabilities as total non-current liabilities less deferred tax liabilities, as reported in our Condensed Interim Consolidated Statements of Financial Position.

Total long-term financial liabilities is calculated as follows:

	March 31,	December 31,
(Stated in thousands of Canadian dollars)	2026	2025
Total non-current liabilities	827,942	837,707
Deferred tax liabilities	(99,690)	(90,763)
Total long-term financial liabilities	728,252	746,944

Non-GAAP Ratios
We reference certain additional Non-GAAP ratios that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.
Adjusted EBITDA % of Revenue	We believe Adjusted EBITDA as a percentage of consolidated revenue, as reported in our Condensed Interim Consolidated Statements of Net Earnings, provides an indication of our profitability from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

Long-term debt to long-term debt plus equity	We believe that long-term debt (as reported in our Condensed Interim Consolidated Statements of Financial Position) to long-term debt plus equity (total equity as reported in our Condensed Interim Consolidated Statements of Financial Position) provides an indication of our debt leverage.

Net Debt to Adjusted EBITDA	We believe that the Net Debt (long-term debt plus current portion of long-term debt less cash, as reported in our Condensed Interim Consolidated Statements of Financial Position) to Adjusted EBITDA ratio provides an indication of the number of years it would take for us to repay our debt obligations.

Supplementary Financial Measures

We reference certain supplementary financial measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Capital Spending by Spend Category	We provide additional disclosure to better depict the nature of our capital spending. Our capital spending is categorized as expansion and upgrade, maintenance and infrastructure, or intangibles.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward-looking information and statements include, but are not limited to, the following:

•	our 2026 strategic priorities;

•	our capital expenditures, free cash flow allocation and debt reduction plans for 2026 and beyond;

•	anticipated activity levels, demand for our drilling rigs, day rates and daily operating margins in 2026;

•	the average number of term contracts in place for 2026;

•	customer adoption of AlphaTM technologies and EverGreenTM suite of environmental solutions; and

•	potential commercial opportunities and rig contract renewals.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

•	our ability to react to customer spending plans as a result of changes in oil and natural gas prices;
•	the status of current negotiations with our customers and vendors;
•	customer focus on safety performance;
•	existing term contracts are neither renewed nor terminated prematurely;
•	continued market demand for our drilling rigs;
•	our ability to deliver rigs to customers on a timely basis;
•	the impact of an increase/decrease in capital spending; and
•	the general stability of the economic and political environments in the jurisdictions where we operate in.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

•	volatility in the price and demand for oil and natural gas;
•	fluctuations in the level of oil and natural gas exploration and development activities;
•	fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
•	our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
•	changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage;
•	shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
•	liquidity of the capital markets to fund customer drilling programs;
•	availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
•	the physical, regulatory and transition impacts of climate change;
•	the impact of weather and seasonal conditions on operations and facilities;
•	the impact of tariffs and trade disputes;
•	competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services;
•	ability to improve our rig technology to improve drilling efficiency;
•	general economic, market or business conditions;
•	the availability of qualified personnel and management;
•	a decline in our safety performance which could result in lower demand for our services;
•	the impact of inflation and supply chain disruptions;
•	business interruptions related to cybersecurity risks;
•	changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas;
•	terrorism, acts of war, social, civil and political unrest in the foreign jurisdictions or regions where we operate;
•	fluctuations in foreign exchange, interest rates and tax rates; and
•	other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2025, which may be accessed on Precision’s SEDAR+ profile at www.sedarplus.ca or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this report are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.